Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

December 27, 2024
VIA EDGAR

Re:	Principal Credit Real Estate Income Trust
Post-Effective Amendment No. 1 to Form 10-12G
Filed October 7, 2024
File No. 000-56670
Ms. Pearlyne Paulemon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Principal Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) responses to the Staff’s comments in its letter dated December 17, 2024 (the “Comment Letter”), relating to Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G initially filed on July 26, 2024 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed on September 6, 2024 (“Amendment No. 1”), Post-Effective Amendment No.1, filed October 7, 2024 (“Post-Effective Amendment No. 1”) and Post-Effective Amendment No. 2, filed November 26, 2024.
To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Item 1. Business
Investment Company Act Considerations, page 16
1.We note your revised disclosure on pp. 16-17 responsive to prior comment 1. Please address supplementally and/or expand upon this disclosure to address: (1) how you will determine whether your investment in a given joint venture that in turn invests in 3(c)(5)(C)-qualifying assets will be characterized for purposes of adherence to Section 3(c)(5)(C); and (2) the percentage of your assets that you expect will consist of investments in real property (including assets held by any controlled joint ventures).
As a “mortgage REIT,” the Company’s primary investment strategy is to originate, acquire, finance, manage and dispose of a portfolio of primarily CRE debt investments, including senior mortgage loans, subordinated debt and other similar investments, diversified across both geography and asset class. Therefore, the Company respectfully notes that it does not expect any meaningful portion, if any, of its portfolio to consist of investments in real property (including assets held by any controlled joint ventures).
To the extent the Company does invest in real property through a joint venture, it expects that the level of control it has with respect to any joint venture will correspond to its economic interest in such joint venture. In order to determine how an investment in a joint venture should be characterized for purposes of testing under Section 3(a)(1)(C) of the Investment Company Act, the Company will evaluate its control and other governance rights under the applicable governing document—e.g., the ability to appoint directors at the joint venture or remove and replace its managing member—to determine whether (i) such interest should be treated as an investment security or (ii) an interest in a majority-owned subsidiary that relies on Section 3(c)(5)(C) of the Investment Company Act. The Company will not participate in joint ventures in which it does not have or share control to the extent that such participation would potentially threaten its status as a non-investment company exempt from the Investment Company Act.
11. Description of Registrant’s Securities to be Registered, page 140
2.We note that you describe the Class E, Class A and Class F-I shares in this section as securities to be registered. Please reconcile the facing page of the registration statement, which only identifies the Class S, Class T, Class D and Class I shares.
The Company respectfully notes that the classes designated on the facing page of the Registration Statement accurately reflects the classes it intends to register under the Exchange Act. The Company has voluntarily included a description of its Class E, Class A and Class F-I shares in Item 11 of its Registration Statement for completeness and to provide investors with information on all classes of its common shares, as designated in its Declaration of Trust at the time of the filing of the Registration Statement.
Further, the Company respectfully notes that none of Class E, Class A or Class F-I are required to be registered, because the Company does not have total assets exceeding $10,000,000 and none of such classes are held of record by either (i) 2,000 persons, or (ii) 500 persons who are not accredited investors (as such term is defined by the Commission) (the “Section 12(g) Registration Requirements”). To the extent any such classes meet the aforementioned Section 12(g) Registration Requirements in the future (as determined in accordance with Section 12(g) of the Exchange Act and Rule 12g-1 promulgated thereunder), the Company will register such class under the Exchange Act by filing a registration statement on Form 8-A, to the extent the Company satisfies the requirements to the use of such form, or, if not, such other form as provided for under Commission rules.

General
3.We note disclosure within Note 1 to your Form 10-Q filed November 11, 2024 that while you have not purchased or contracted to purchase any assets as of September 30, 2024, you further indicate your "Adviser has identified a pipeline of CRE Debt Investments in which it is probable that the Company will invest in during the fourth quarter of 2024." Please tell us if any of these probable acquisitions in your pipeline have closed, and what consideration you gave to providing financial statements for both probable or completed real estate operations acquisitions under Rule 3-14 of Regulation S-X.
The Company determined the financial statement requirements of the Registration Statement with reference to the effective date thereof. For example, Section 1220.9 of the Division of Corporation Finance Financial Reporting Manual states “[a]ge of financial statements is based on the effective date of the filing.” The Company respectfully notes that, as of the effective date of the Registration Statement, or September 24, 2024, (i) it had not yet made any investment and (ii) upon review of all available facts, the Company determined no investment was probable, as, among other factors, the Company had not yet entered into any definitive agreement with respect to any investment. In addition, the Company respectfully notes that its pipeline consisted solely of real estate loans rather than real estate operations.
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Please do not hesitate to call me at (202)-636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Principal Credit Real Estate Income Trust
Anne Cook, Counsel and Secretary
Brian Riley, Chief Financial Officer